

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2012

Via E-mail:
Mr. James Barge
Chief Financial Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

> **Re:** **Viacom Inc.**
> **Form 10-K for the fiscal year ended September 30, 2011**
> **Filed November 10, 2011**
> **Form 10-Q for the quarterly period ended December 31, 2011**
> **Filed February 2, 2012**
> **File No. 001-32686**

Dear Mr. Barge:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Financing Activities, page 58

Stock Repurchase Program, page 93

1. Please expand your disclosure to address the timing and funding of the increased $10 billion stock repurchase program, which has a remaining capacity of $7.2 billion, since it will impact your liquidity in a material way. We note that you used net proceeds from your debt offerings in December 2011 to repurchase 16.2 million shares for $700 million. Refer to Item 303(a)(1) of Regulation S-K and the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management's Discussion and

Analysis at http://www.sec.gov/rules/interp/2010/33-9144fr.pdf. Please provide us with the proposed disclosures that you will include in your future filings to provide the details above.

Form 10-Q for the Quarterly Period ended December 31, 2011

Media Networks, page 17

Advertising, page 17

2. As stated, domestic advertising revenues decreased 3%, driven by lower ratings and softness in the advertising market. Please expand your disclosure to cite the specific factors that caused your ratings to decline. Additionally, please explain what you mean by "softness in the advertising market" and whether you expect the trend to improve or to continue during the year. In this regard, we note that in your earnings call for the 1st quarter of fiscal year 2012 you referred to scatter market trends (scatter pricing and volume) versus upfront buy. Please also address the impact of political advertising in the quarter just ended, if any, and whether it could offset a negative trend or drive revenue growth for the remainder of the year. Please provide us with the proposed disclosures that you will include in your future filings to provide the details above.

3. On pages five to ten of your Form 10-K, you disclosed your online, digital and mobile destinations, including their respective average monthly unique visitors and video streams. You also provided a cautionary statement on consumer behavior on page 22. Please disclose management's view as to whether growth in these multiple platforms has started to negatively impact television viewership, and ultimately ratings and advertising revenue. If so, please describe the strategies that you developed to address them. Please provide us with the proposed disclosures that you will include in your future filings to provide the details above.

Filmed Entertainment, page 20

Adjusted Operating Income (Loss), page 20

4. In light of your adjusted operating loss of $31 million in the quarter ended December 31, 2011 as compared with adjusted operating income of $68 million in the prior year quarter, please explain what you mean by a "*difficult* comparison against the benefit from the sale of the distributions rights to The Avengers and Iron Man 3 to Marvel in the prior year." As disclosed on page 39 of your Form 10-K, such benefit was approximately $115 million. Please provide a more meaningful explanation, citing factors that could have resulted in an adjusted operating loss for the quarter ended December 31, 2010 (or perhaps lower or de minimis adjusted operating income) absent the Marvel benefit, and those that accounted for your adjusted operating loss during the comparative quarter in

2011. Please provide us with the proposed disclosures that you will include in future filings to provide the details above.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn T. Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director